Exhibit 99

ENDESA First Quarter 2003 Consolidated Results; Net Income Was Euro
669 Million

    NEW YORK--(BUSINESS WIRE)--April 30, 2003--

 THIS AMOUNT REPRESENTS A 12.8% DECREASE OVER THE SAME PERIOD OF 2002 WHEN EARNINGS WERE POSITIVELY AFFECTED BY THE SALE OF 87.5% OF VIESGO;

IF COMPARED IN HOMOGENEOUS TERMS, THAT IS, DISREGARDING THE NET EFFECT
 OF CAPITAL GAINS AND EXTRAORDINARY PROVISIONS, FIRST QUARTER 2003 NET
        INCOME INCREASED BY 43.1% OVER THE SAME PERIOD OF 2002.

    -- Cash flow from operations amounted to Euro 991 million during the first quarter 2003, a 35.8% increase versus the same period of 2002.

    -- Ordinary income was Euro 590 million in the first quarter of 2003, compared to a Euro 161 million loss over the same period of 2002. This increase shows the important improvement in the quality of the results.

    -- Ordinary income was Euro 590 million in the first quarter of 2003, compared to a Euro 161 million loss over the first quarter of 2002.

    -- Operating income for the domestic electricity business amounted to Euro 460 million, an 8.0% increase against the same period of 2002.

    -- This increase reveals the competitiveness of ENDESA's generation mix that, despite its strong thermal generation component, shows a remarkable stability even in periods of strong hydro generation, as the first quarter 2003.

    -- Operating income for the electricity business in Europe amounted to Euro 107 million, a 27.4% increase over the first quarter 2002.

    -- Operating income in the Latin America electricity business amounted to Euro 291 million in the first quarter 2003. This represents a 13.1% decrease over the first quarter 2002, a favourable evolution if compared to the 34.6% average devaluation of the local currencies in the five countries where ENDESA operates.

    --  In local currency terms, operating income from the Latin
        American companies increased by 38.5% while in US dollar terms grew by 6.4%, showing its strong profitability potential.

    -- Latin America electricity business has shown a Euro 19 million loss, which represents a remarkable improvement compared to the Euro 183 million loss of the first quarter of 2002.

    -- ENDESA's operating income amounted to Euro 864 million, increasing 2% against the same period in 2002.

    -- ENDESA reduced its debt by Euro 2,881 million over the debt reported in December 2002. As a consequence, debt fell to Euro 19,866 million as of March 31st 2003.

    -- Compared to the debt outstanding on March 31st 2002, ENDESA's debt decreased by Euro 5,028 million until March 31st 2003.

    -- Average cost of debt for the quarter was 5.2%, in line with the cost in the first quarter of 2002.

    --  Average cost of debt for ENDESA, excluding ENERSIS, was 4.3%.

    -- The significant debt reduction and the stable average cost have allowed a 5.1% decrease in net financial expenses.

    -- In the first quarter 2003, ENDESA significantly improved its leverage ratio: debt to equity and minorities decreased 54 percentage points, from 203% at year-end 2002 to 149% on March 31st 2003.

    -- Following ENDESA's 2002-2006 Strategic Plan, total investments in the first quarter of 2003, decreased by 47% vis-a-vis the same period of 2002, amounting to Euro 477 million.

    -- In the first quarter of 2003, capital expenditures in the domestic distribution business amounted to Euro 101 million, a 9.8% increase over the same period in 2002.

    (NYSE:ELE) ENDESA's net income for the first quarter of 2003 was Euro 669 million and earnings per share were Euro 0.63.
    As a consequence of the capital gains from the sale of 87.5% of Viesgo in the first quarter 2002 and the extraordinary provisions allocated in the same period, the evolution of both, net income and earnings per share showed a 12.8% decrease. However, should the capital gains and extraordinary provisions effects be discounted, net income and earnings per share in the first quarter 2003 increased by 43.1% over the same period in 2002.
    First quarter 2003 cash flow amounted to Euro 991 million, a 35.8% increase over the same period in 2002, hence, showing the same trend as the adjusted net income mentioned above.
    Ordinary income was Euro 590 million in the first quarter of 2003, with an increase of Euro 751 million over the same period in 2002, when showed a Euro 161 million loss. This change shows a positive operative evolution of the Company together with the important improvement in the quality of the results.
    Operating income amounted to Euro 864 million, increasing 2% over the same period in 2002. This growth was mainly based on the 8% increase in the operating income of the domestic electricity business, despite it did not include the result from the transmission network sold to Red Electrica de Espana, S.A (REE).
    Regarding the Latin America electricity business, operating income amounted to Euro 291 million in the first quarter 2003, Euro 44 million lower than first quarter 2002.
    This amount represents a 13.1% decrease and is mainly due to the local currencies devaluation between the first quarter 2002 and the same period in 2003.
    On the other hand, in local currency terms operating income increased by 38.5% while in US dollar terms grew by 6.4%.
    As for electricity business from European countries other than Spain, operating income amounted to Euro 107 million, a 27.4% increase over the first three months of 2002.
    Financial results improved by Euro 682 million over the same period of 2002. This positive evolution is mainly due to lower foreign exchange differences that amounted to a Euro 64 million net gain, against a Euro 573 million loss in the first quarter 2002.
    Between March 31st 2002 and March 31st 2003, ENDESA debt decreased by Euro 5,028 million. This substantial decrease, together with a sustained average cost of debt over the first quarter 2002, enabled a 5.1% decrease in net financial expenses.
    In the first quarter 2003, ENDESA continued the implementation of the asset disposal plan included in the Strategic Plan 2002-2006 with the completion of the sales of the mainland transmission network and certain real estate assets both agreed in 2002, as well as the sale of the stake in REPSOL. These transactions delivered Euro 658 million in gross capital gains.
    Moreover, in the first months of 2003 ENERSIS Group agreed the sale in Chile of Rio Maipo distribution company, Canutillar hydro power plant and the transmission assets of the Norte Grande interconnected system for a total amount of US dollar 454 million not accounted in the first quarter 2003 financial statements.
    As of March 31st 2003, ENDESA's net debt amounted to Euro 19,866 million, representing a Euro 2,881 million reduction over the net debt outstanding on December 31st, 2002.
    A significant part of this reduction is due to the Euro 1,500 million Preferred Securities issue by ENDESA Capital Finance LLC, increasing the minority interests in the balance sheet and decreasing debt for the same amount, hence enabling a significant improvement of ENDESA's financial structure.
    As a consequence of this, ENDESA's leverage on March 31st 2003 was 149% against 203% in December 31st 2002.
    Additionally, in the first quarter 2003 ENDESA made several long-term financial transactions that besides extending the average term of debt, increased ENDESA's liquidity in Spain. On March 31st 2003, liquidity amounted to Euro 4,926 million, more than covering the debt maturing in Spain in the next two years.
    Moreover, ENERSIS' debt refinancing and the already agreed divestitures will bring to this company the coverage of debt maturing on December 2005.
    On the other hand, in the first quarter 2003 extraordinary provisions were allocated to cover different contingencies for an amount of Euro 118 million.
    Finally, its important to point out the significant improvement in AUNA's and Smartcom's results, meaning for ENDESA a Euro 43 million increase in the equity income contribution from these stockholdings.

    1. Change in consolidated perimeter.

    As a consequence of the agreement for the sale of ENERSIS' stake in Rio Maipo, this company is no longer globally consolidated in ENDESA's accounts in the first quarter 2003.
    Additionally, as a consequence of the sale of ENDESA's stake in REPSOL, its consolidation by equity method has also been discontinued in the first quarter 2003.
    Finally, since January first, 2003 ENDESA Gas is no longer included in ENDESA Diversificacion and started reporting to ENDESA Red. For this reason, the results of the gas distribution and supply activities have been included in the domestic electricity business, instead of under "other business" as was reported in the first quarter 2002.

    2. Analysis of Results.

    The table below shows the main magnitudes of ENDESA's consolidated profit and loss account for the first quarter of 2003 and their comparison against the same period in 2002.


Main magnitudes of ENDESA's profit and loss account

(Euro million)
----------------------------------------------------------------------
                                                    1Q-03 1Q-02 %Chge.
----------------------------------------------------------------------
Revenues                                            3,927 4,374 -10.2
----------------------------------------------------------------------
EBITDA                                              1,258 1,294  -2.8
----------------------------------------------------------------------
Operating Income                                      864   847   2,0
----------------------------------------------------------------------
Ordinary Income                                       590  (161)  N/A
----------------------------------------------------------------------
Net Income                                            669   767 -12.8
----------------------------------------------------------------------
Cash flow                                             991   730  35.8
----------------------------------------------------------------------


    1.1 Operating income

    ENDESA's revenues in the first quarter 2003 amounted to Euro 3,927 million, a 10.2% decrease over the same period of previous year.
    EBITDA was Euro 1,258 million, showing a 2.8% decrease vis-a-vis the first quarter of 2002.
    Operating income for the first three months of 2003 was Euro 864 million, an increase of 2.0% against the same period last year.
    The table below shows a breakdown of revenues, EBITDA, operating income and cash flow among the different markets and lines of business in which ENDESA operates.


                                 Electricity
                 Domestic       Europe     Latin America      Other
----------------------------------------------------------------------
               Euro   % on   Euro   % on   Euro   % on     Euro % on
               Million total Million total Million total Million total
----------------------------------------------------------------------
Revenues        2,470  62.9     582  14.8     844  21.5      31   0.8
----------------------------------------------------------------------
EBITDA            716  56.9     135  10.8     394  31.3      13   1.0
----------------------------------------------------------------------
Operating
 income           460  53.2     107  12.4     291  33.7       6   0.7
----------------------------------------------------------------------
Cash flow         426  43.0     122  12.3     130  43.4      13   1.3
----------------------------------------------------------------------


    1.2 Domestic electricity business

    Operating income for the domestic electricity business was Euro 460 million, an increase of Euro 34 million in absolute and 8.0% in relative terms against the same period of 2002.
    Its important to highlight that this evolution has been affected by the sale of the mainland transmission network. In homogeneous terms, operating income for the first quarter of 2003 increased by 11.3% over the same period in 2003.
    Among other things, this increase in the operating income reflects the high competitiveness of ENDESA's generation mix and the remarkable stability in the operating income even in periods of strong hydro generation as in the first quarter 2003.
    This higher operating income has been mainly due to the 1.65% average increase in the 2003 regulated electricity tariff, the 3.2% increase of the liberalized customer electricity prices and the Euro 50 million lower fuel costs as a consequence of better hydro conditions in the first quarter of 2003.
    Paragraphs below show a detailed analysis of the items comprised in the operating income.

    1.2.1 Revenues

    Revenues from the domestic electricity business amounted to Euro 2,470 million in the first quarter of 2003, a decrease of 11.1% against the same period of 2002.

    The table below shows a breakdown of revenues.


                                                   Euro million
----------------------------------------------------------------------
                                              March March Change %Chge
                                               31st  31st
                                               '03   '02
----------------------------------------------------------------------
Revenues                                      2,285 2,884  (599)-20.8
----------------------------------------------------------------------
CTC by technology                               107     -   107   N/A
----------------------------------------------------------------------
Tariff deficit                                       (179)  179   N/A
----------------------------------------------------------------------
CTC coal                                         19    11     8  72,7
----------------------------------------------------------------------
Services                                         59    61    (2) -3,3
----------------------------------------------------------------------
TOTAL                                         2,470 2,777  (307)-11.1
----------------------------------------------------------------------


    Sales

    Sales in the first quarter of 2003 were Euro 2,285 million, broken down as follows:


                                                 Euro million
----------------------------------------------------------------------
                                             March March Change %Chge.
                                              31st  31st
                                               '03   '02
----------------------------------------------------------------------
Generation, mainland                            633 1,077  (444)-41.2
----------------------------------------------------------------------
Distribution and transmission, mainland         931 1.199  (268)-22.3
----------------------------------------------------------------------
Supply                                          324   288    36  12.5
----------------------------------------------------------------------
Trading                                          33    27     3  11.1
----------------------------------------------------------------------
Extra peninsular systems                        228   209    19   9.1
----------------------------------------------------------------------
Extra peninsular compensations                   54    52     2   3.8
----------------------------------------------------------------------
Gas                                              48    12    36   N/A
----------------------------------------------------------------------
Other(a)                                         34    20    14  70.0
----------------------------------------------------------------------
TOTAL                                         2,282 2,884  (602)-20.9
----------------------------------------------------------------------


(a) As a consequence of including the gas distribution business into ENDESA Red, gas revenues in the first quarter 2003 includes both regulated and non-regulated revenues, while in 2002 only included non-regulated revenues.

    Generation

    In the first quarter 2003, demand for electricity in the mainland grew by 4.8% against the same period of 2002. However, the output from generators under the ordinary regime was 5.8% higher than in the first quarter 2002, due to the 85% decrease in the imports of electricity and a 14.9% higher output from generators under the special regime.
    ENDESA's output in the mainland sold in the wholesale market was 19,304 GWh in the first quarter of 2003, a 0.6% decrease against the same period of 2002. This represents a 40.5% market share in the ordinary regime.
    Despite approximately the same generation output than in the first quarter 2002, sales in the mainland were 41.2% lower as a result of a 42.5% lower pool price that averaged to 3.02 Euro cents per kWh. This decrease in the pool price was due to lower fuel costs of the system driven by better hydro conditions.
    Nevertheless, the reduction in generation revenues due to the lower pool prices has been compensated by the lower fuel costs as well as by the natural hedging of the generation price, that is, CTC's and the supply business.
    The table below shows the structure of the generation in the mainland for both ENDESA and the whole of the industry for the first quarters of 2002 and 2003:


Structure of electricity generation in the mainland for ENDESA and the total industry (%)
----------------------------------------------------------------------
                                                 Endesa      Total
                                                            industry
----------------------------------------------------------------------
                                                1Q    1Q    1Q    1Q
                                               2003  2002  2003  2002
----------------------------------------------------------------------
Nuclear                                        34.4  36.4  31.6  32.1
----------------------------------------------------------------------
Coal                                           42.5  51.5  32.7  45.9
----------------------------------------------------------------------
Hydro                                          17.7   6.8  29.8  10.1
----------------------------------------------------------------------
Fuel-gas                                        1.2   5.3   1.7  11.9
----------------------------------------------------------------------
CCGT                                            4.2     -   4.2     -
----------------------------------------------------------------------
Total                                         100.0 100.0 100.0 100.0
----------------------------------------------------------------------


    Distribution

    ENDESA sold 19,898 GWh in the mainland in the first quarter of 2003. This figure represents a share of 41.4% of distribution in the mainland.
    Revenues from distribution in the mainland dropped by Euro 268 million. This decrease corresponded to the lower cost of energy purchases, mainly as a result from the lower pool prices. Regulated margin on distribution remains at similar levels as in the first quarter 2002.
    Should this effect been discounted, distribution sales would have increased by Euro 13 million against first quarter of 2002, a 4.4% rise.

    Supply

    In the first three months of 2003, ENDESA sold 5,912 GWh to eligible customers, a 9.0% increase against the same period of 2002.
    This higher electricity sold together with a 3.2% increase in its average price, resulted in a 12.5% revenues increase in supply, amounting to Euro 324 million.

    Extra Peninsular Systems

    In the first quarter 2003 ENDESA's output in the extra peninsular systems was 2,876 GWh, 7.6% higher than in the first quarter of 2002.
    Sales in these markets amounted to Euro 228 million, a 9.1% increase against the same period of 2002 driven, among other reasons, by higher demand.
    In addition to this, revenues include Euro 54 million from compensations, a Euro 2 million increase against the first quarter of 2002.

    CTC and tariff deficit

    As a consequence of better hydro conditions in the first quarter 2003 over the same period of 2002, total revenues of the industry covered the costs of the system. The balance has been applied to CTC's, corresponding to ENDESA Euro 107 million.
    On the other hand, in the first quarter 2002 total industry revenues did not cover all recognized costs of the system. For this reason, a shortfall in the regulated business revenues -tariff deficit- emerged. ENDESA, due to a lack of security in its recovery, reported this shortfall as lower revenues for an amount of Euro 179 million.

    1.2.2 Operating costs

    The table below shows operating costs for the domestic electricity business in the first quarter of 2003 and its comparison with the same period of 2002.


                                                  Euro million
                                              1Q-03 1Q-02 Change% chg.
----------------------------------------------------------------------
Purchases                                     1,418 1,785  (367)-20.6
----------------------------------------------------------------------
 Purchases of energy                            926 1.315  (389)-29.6
----------------------------------------------------------------------
 Fuel                                           358   390   (32) -8.2
----------------------------------------------------------------------
 Transmission and other external expenses       134    80    54  67.5
----------------------------------------------------------------------
Depreciation                                    256   264    (8) -3.0
----------------------------------------------------------------------
Provisions                                        7    15    (8)-53.3
----------------------------------------------------------------------
Personnel                                       208   211    (3) -1.4
----------------------------------------------------------------------
Other Operating Costs                           169   110    59  53.6
----------------------------------------------------------------------
TOTAL                                         2,058 2,385  (327)-13.7
----------------------------------------------------------------------


    Purchases

    In the first quarter 2003, purchases decreased by Euro 367 million or 20.6% against first quarter 2002 mainly due to the following reasons:

    -- Lower energy purchases by ENDESA's distribution and supply subsidiaries in the amount of Euro 389 million, representing a 29.6% decrease over the same period of 2002. This decrease was due to the reduction in the average pool price mentioned above.

    -- Fuel costs decreased by Euro 50 million as a consequence of higher hydro generation in the first three months of 2003 when compared to the same period of 2002.

    -- Gas purchases for the regulated gas business amounting to Euro 18 million that in the first quarter 2002 was reported in "Other businesses". This is a consequence of the inclusion of ENDESA Gas financial information in ENDESA Red, while in 2002 it was reported in ENDESA Diversificacion.

    -- Electricity transmission costs increased by Euro 54 million due to the sale of the transmission network.

    Personnel expenses

    On March 31st 2003 workforce of ENDESA's domestic electricity business amounted to 13,587 employees. Should the 109 employees of ENDESA Gas been disregarded, since in 2002 this company was reported under "Other businesses", ENDESA's workforce would have decreased by 70 employees over December 31st 2002.
    Personnel expenses in the first quarter 2003 amounted to Euro 208 million, a 1.4% decrease versus the same period of 2002.

    Other operating expenses

    Other operating expenses amounted to Euro 169 million in the first quarter 2003, increasing by Euro 59 million when compared to the same period of 2002.

    This increase was due to the following reasons:

    -- Euro 31 million corresponded to certain expenses materialized in advance. This does not imply any change in total annual expenses; therefore, this amount will be diluted in the following quarters to be compared with the same period of 2002.

    -- Expenses related to new activities amounted to Euro 9 million. These activities are mainly related to domestic electricity business, that is, CCGT's, gas distribution and liberalized retail customer service.

    -- Higher offices lease costs of Euro 7 million. This was due to the transfer to the new headquarters in Campo de las Naciones and to the sale of real estate assets.

    -- Tax cost increased mainly due to the public thoroughfare levy, amounting to Euro 8 million.

    1.2. European electricity business

    Operating income for the electricity business in European countries other than Spain amounted to Euro 107 million, a 27.4% increase over the first quarter 2002.
    This result entirely corresponds to the activity carried out by ENDESA Italia.
    Trading business in European markets is included in both revenues and energy purchases, delivering a balanced result.
    The table below shows the operating result variation of ENDESA Italia in the first quarters of 2003 and 2002.


Euro million
----------------------------------------------------------------------
                                             1Q-03 1Q-02 Change% chge.
----------------------------------------------------------------------
Revenues                                       367  312    55   17.6
----------------------------------------------------------------------
Other revenues                                   4    2     2    100
----------------------------------------------------------------------
Energy purchases                               (22)   -   (22)   N/A
----------------------------------------------------------------------
Raw materials                                 (179)(164)  (15)   9.1
----------------------------------------------------------------------
Energy transmission                             (1)   -    (1)   N/A
----------------------------------------------------------------------
Personnel expenses                             (16) (18)    2  -11.1
----------------------------------------------------------------------
Depreciation                                   (27) (29)    2   -6.9
----------------------------------------------------------------------
Other expenses                                 (16) (17)    1   -5.9
----------------------------------------------------------------------
Operating income                               110   86    24   27.9%
----------------------------------------------------------------------


    Revenues increased by 17.6% over the first quarter 2002 as a result of a 5.7% increase in energy sales and higher sales price in all its components: a 12% increase in the fuel costs remuneration in the regulated market and a 8.4% increase in the sales price in the liberalized market.
    Total electricity sales in the first quarter 2003 was 4,981 GWh, of which 365 Gwh corresponds to electricity purchased from third parties representing a Euro 22 million cost. ENDESA Italia total output amounted to 4,626 GWh in the first quarter 2003 compared to 4,718 Gwh in the same period of 2002.
    This 92 Gwh output decrease breakdowns in a 236 GWh increase in hydro generation and a 329 GWh decrease in thermal generation, enabling Euro 15 million in lower fuel costs.
    Its important to highlight that in the first quarter 2003 fixed personnel costs and other operating costs decreased as a result of lower workforce that, on March 31st 2003, totaled 1,125 employees, while on March 31st 2002 was 1,286 employees.

    1.3. Latin American electricity business

    Electricity demand strongly recovered in all the countries where ENDESA operates in the first quarter 2003 over the same period in 2002.
    Electricity distributed specially grew in Brazil, Chile and Peru. This growth fits with the first symptoms of recovery from the economic situation suffered by the region during 2002.
    This reveals that the Latin America electricity business of ENDESA will experience a remarkable improvement once the consolidation of these recovery symptoms occurs. This also shows its endurance to tough economic scenarios, compared to other industries of the economy.
    The table below shows the physical data of generation and distribution businesses of ENDESA's affiliates in the first quarter 2003 over the same period in 2002.


                                      Generation (GWh) Distribution
                                                            (GWh)
----------------------------------------------------------------------
                                      1Q 2003    %    1Q 2003    %
                                              Chge./1Q        Chge./1Q
                                                2002            2002
----------------------------------------------------------------------
Chile                                  4,310     4,2   2,499     6.0
----------------------------------------------------------------------
Colombia                               2,518    -5.9   2,239     2.6
----------------------------------------------------------------------
Argentina                              2,432   -13.3   3,168     2.6
----------------------------------------------------------------------
Brazil                                   402     1.8   3,350    11.8
----------------------------------------------------------------------
Peru                                   1,298    13.7     999     5.2
----------------------------------------------------------------------
TOTAL                                 10,960    -1.7  12,255     5.9
----------------------------------------------------------------------


    Financial results were significantly affected by the consequences of the difficult economic scenario that Latin America went through in 2002, felt with mixed intensity among the different countries of the area. Particularly important were the local currencies devaluations against the Euro between the first quarter 2002 and the same period of 2003, ranging between 18.9% in the Peruvian Sol and 47.3% in the Argentinean Peso.
    However, the economic recovery symptoms mentioned above, have begun to be reflected in the operative performance of these companies measured both in local currencies and in US dollar.
    Operating income for the Latin American electricity business in amounted to Euro 291 million, a 13.1% decrease against first quarter 2002. However, in local currency terms, operating income from the Latin American companies that are fully consolidated increased by 38.5% while in US dollar grew by 6.4%, showing its profitability potential.
    The table below shows the performance of the EBITDA and operating income in Latin America broken down by activity:


                                                Euro million
----------------------------------------------------------------------
                                           EBITDA     Operating income
----------------------------------------------------------------------
                                     2003 2002 %chge. 2003 2002 %chge.
----------------------------------------------------------------------
Generation                            203  240 -15.4  149  170  -12.4
----------------------------------------------------------------------
Distribution & Transmission           200  243 -17.7  151  173  -12.7
----------------------------------------------------------------------
Others (a)                             (9)  (4)  N/A   (9)  (8)   N/A
----------------------------------------------------------------------
Total                                 394  479 -17.7  291  335  -13.1
----------------------------------------------------------------------


    (a) 2002 includes Rio Maipo. Since this company was sold in 2003, it was not included in the 2003 operating income.
    The table below shows EBITDA and operating income of generation and distribution in the first quarter 2003 and the same period of 2002, broken down by country where ENDESA has fully consolidated affiliates.


                                              EBITDA      Operating
                                                            income
----------------------------------------------------------------------
                                          1Q- 1Q- %Chge. 1Q- 1Q- %Chg.
                                           03  02         03  02
----------------------------------------------------------------------
Generation
----------------------------------------------------------------------
Chile                                      81  98 -17.3  59  73 -19.2
----------------------------------------------------------------------
Colombia                                   44  54 -18.5  34  37  -8.1
----------------------------------------------------------------------
Brazil                                     11  17 -35.3   9  14 -35.7
----------------------------------------------------------------------
Peru                                       36  43 -16.3  23  32 -28.1
----------------------------------------------------------------------
Argentina                                  31  28  10.7  24  14  71.4
----------------------------------------------------------------------
TOTAL Generation                          203 240 -15.4 149 170 -12.4
----------------------------------------------------------------------

Distribution & Transmission
----------------------------------------------------------------------
Chile                                      34  44 -22.7  30  39 -23.1
----------------------------------------------------------------------
Colombia                                   30  38 -21.1  15  16  -6.3
----------------------------------------------------------------------
Brazil                                     94  97  -3.1  79  76   3.9
----------------------------------------------------------------------
Peru                                       18  22 -18.2  11  14 -21.4
----------------------------------------------------------------------
Argentina                                  24  42 -42.9  16  28 -42.9
----------------------------------------------------------------------
TOTAL Distribution & Transmission         200 243 -17.7 151 173 -12.7
----------------------------------------------------------------------


    Its important to point out that in all countries the decrease in operating income was lower than the local currency devaluation, meaning that operating income increased in local currency terms in all countries were ENDESA operates.
    Likewise, income in Colombia both in generation and distribution decreased by less than 10% over the first quarter 2002, while the devaluation in the Colombian peso against Euro was 36.7%. This was made possible by the high correlation between the electricity prices and US dollar.
    In the rest of countries, income decreased, in general, less than local currency devaluation. However, the pass through of 2002 currency devaluation to electricity prices is more gradual than in Colombia, although it is foreseeable that an important part of the 2002 devaluations will be recovered in the future.

    3. Financial results

    Financial results showed a net loss of Euro 187 million in the first quarter 2003, this is Euro 682 million lower than the same period of 2002, broken down as follows:


                                                  Euro million
----------------------------------------------------------------------
                                                  1Q   1Q  Change   %
                                                 2003 2002       Chge.
----------------------------------------------------------------------
Financial expenses                              (355)(376)   21   5.6
----------------------------------------------------------------------
Financial income                                  58   63    (5) -7.9
----------------------------------------------------------------------
FX Differences                                    64 (573)  637   N/A
----------------------------------------------------------------------
Monetary correction                               46   18    28 155.6
----------------------------------------------------------------------
Change in provisions                               -   (1)    1   N/A
----------------------------------------------------------------------
Total financial income                          (187)(869)  682  78.5
----------------------------------------------------------------------


    3.1. Net financial expenses

    In the first quarter 2003 ENDESA reduced its debt by Euro 2,881 million over the debt reported in December 2002. As a consequence, debt fell to Euro 19,866 million as of March 31st 2003.

    Debt reduction was the result of the following:

    -- Result from operations in the quarter resulted in a debt reduction of Euro 997 million. Items 7 and 8 below show the sources and uses of funds that resulted in such reduction.

    -- Preferred notes issued by ENDESA Capital Finance LLC for an amount of Euro 1,500 million, increasing the minority interests and reducing debt by such amount.

    -- Variation in the exchange rates against the Euro of the currencies in which the debt of the consolidated affiliates is denominated have resulted in a Euro 351 million decrease of the total consolidated debt.

    -- The consolidation perimeter changes resulted in a debt reduction of Euro 33 million.

    Its important to highlight the significant improvement of leverage. Results from operations and the preferred notes issue facilitated debt reduction and an increase in minority interests. Hence, debt over equity ratio decreased 54 percentage points, from 203% at year-end 2002 to 149% on March 31st 2003.
    On the other hand, average cost of debt for the quarter was 5.2%, approximately the same as in the same period of 2002, while average cost of debt for ENDESA, excluding ENERSIS, was 4.3%.
    Lower debt and same average cost enabled net financial expenses reduction of Euro 16 million, a 5.1% decrease against the first quarter 2002.
    The following table shows a breakdown of debt and its average cost by line of business in the first quarter of 2003:


                                                        March  Average
                                                         31st-  cost
                                                          03     1Q
                                                          Debt  2003 %
----------------------------------------------------------------------
Domestic electricity business                            6,788   4.41
----------------------------------------------------------------------
Latin America electricity business                       9,312   6.63
----------------------------------------------------------------------
European electricity business                            1,654   3.31
----------------------------------------------------------------------
Other businesses                                         2,112   4.25
----------------------------------------------------------------------
TOTAL                                                   19,866   5.20
----------------------------------------------------------------------


    3.2. Foreign Exchange Differences

    Net foreign exchange differences for the first quarter 2003 resulted in Euro 64 million net gain, mainly corresponding to a 12.7% revaluation in the Argentinean Peso against US dollar in such period.
    However, ENDESA has not reflected in net income the net positive differences generated by its subsidiaries in Argentina since, following conservative accounting procedures, an additional provision was allocated.

    4. Equity income

    On March 31st 2003, losses attributable to ENDESA under the equity method were Euro 13 million, a Euro 36 million improvement over the first quarter 2002.
    The main component of the equity losses corresponds to the shareholdings in telecommunications affiliates.
    Telecommunications holding company AUNA represented to ENDESA a Euro 22 million net loss in the first quarter of 2003 compared to Euro 56 million net loss in the same period of 2002. This positive evolution was enabled by a favorable operating performance, delivering a positive EBITDA of Euro 180 million, a 57% increase over the first quarter 2002.
    On March 31st 2003, AUNA had 6,850,000 mobile telephony customers (390,000 more than on December 31st 2002) and more than 559,000 cable customers, almost double than one year ago.
    The Chilean mobile telephone operator Smartcom, contributed with a Euro 10 million net loss in the first quarter 2003, compared to Euro 19 million net loss in the same period of 2002. On March 31st 2003 Smartcom had over 1 million customers, representing more than 16% market share that enabled a Euro 4.5 million positive EBITDA.

    5. Extraordinary results

    Extraordinary results for ENDESA in the first quarter 2003 were Euro 528 million. Its main components were the following:

    -- Euro 514 million capital gain from the sale of the Spanish mainland transmission network.

    -- Euro 152 million capital gain from the sale of certain real estate assets in Spain.

    -- Euro 8 million capital losses from the sale of the stake in REPSOL.

    -- Euro 43 million provisions to cover risks related to the domestic electricity business.

    -- Euro 75 million provisions to cover risks related to the Latin American electricity business. Of this amount, Euro 51 millions was allocated to cover the risk arising from investments in Argentina, in addition to the Euro 145 million provisioned in 2002.

    This additional provision was a consequence of the revaluation in the Argentinean peso that enabled positive results in ENDESA's affiliates in this country. ENDESA, following conservative accounting criteria, has provisioned these positive results to maintain zero book value in the Argentinean investments as well as its share in the direct and indirect intercompany loans in Argentina.

    6. Information by Line of Business

    Table below shows the main income statement and balance sheet parameters as of March 31, 2003 by line of business:


                                                 Euro Million
----------------------------------------------------------------------
                                       Revenues Operating  Net  Fixed
                                                  income  income asset
----------------------------------------------------------------------
Generation                                  916      199    116 8,245
----------------------------------------------------------------------
Distribution                              1,293      159    497 6,368
----------------------------------------------------------------------
Supply                                      356        4      1     8
----------------------------------------------------------------------
Latino America                              844      291    (19)9,042
----------------------------------------------------------------------
Europe                                      582      107     25 2,375
----------------------------------------------------------------------
Other businesses                             31        6    (46)  375
----------------------------------------------------------------------
Services                                     46        4      3    58
----------------------------------------------------------------------
Corporate Structure                         170       94     92    17
----------------------------------------------------------------------


    7. Cash Flow, Investments and Financing

    Cash flow from operations amounted to Euro 991 million during the first quarter 2003, a 35.8% increase over the same period of 2002.
    This cash flow more than covered capital expenditures which amounted to Euro 477 million, payment of the interim dividend to ENDESA's shareholder on January 2nd 2003 for an amount of Euro 280 million and to minorities in the amount of Euro 29 million as well as payment of previously provisioned commitments, such as early retirements, in the amount of Euro 132 million.
    In the first three months of 2003 the asset sales amounted to Euro 1,846 million, breakdown as follows:


                                                               Euro
                                                               million
----------------------------------------------------------------------
Transmission network                                              957
----------------------------------------------------------------------
REPSOL                                                            504
----------------------------------------------------------------------
Real estate                                                       385
----------------------------------------------------------------------
TOTAL                                                           1,848
----------------------------------------------------------------------


    Out of this amount, Euro 535 million were cash in 2002.

    Total investments in the first quarter of 2003 amounted to Euro 477 million, a 47.2% decrease over the same period of 2002 following ENDESA's 2002-2006 Strategic Plan.


                                                         Euro million
----------------------------------------------------------------------
                                                        1Q- 1Q- %Chge.
                                                         03  02
----------------------------------------------------------------------
Capital Expenditures                                    386 389  -0.8
----------------------------------------------------------------------
Intangibles                                               4   6 -33.3
----------------------------------------------------------------------
Financial                                                87 381 -77.2
----------------------------------------------------------------------
Acquisition of shares in consolidated companies           - 127   N/A
----------------------------------------------------------------------
Total investments                                       477 903 -47.2
----------------------------------------------------------------------


    Its important to highlight that first quarter 2003 capital expenditure were approximately the same as depreciation and amortization that amounted to Euro 394 million, showing the conservative investment profile of the company.
    The breakdown of capital expenditures by line of business is as follows:


                                              Euro million
                                      Electricity
                                         business
----------------------------------------------------------------------
                                   Spain Latin  Europe  Other    Total
                                         America       businesses
----------------------------------------------------------------------
Generation                           82     88    53       -     223
----------------------------------------------------------------------
Distribution                        101     35     -       -     136
----------------------------------------------------------------------
Others                               16      4     -       7      27
----------------------------------------------------------------------
Total                               199    127    53       7     386
----------------------------------------------------------------------


    Following the 2002-2006 Strategic Plan, capital expenditures in the domestic distribution business grew by 9.8% in the first quarter 2003 over the same period in 2002.

    8. Financing activity

    Financing activity wise, in the first quarter of 2003 ENDESA made long-term financing transactions for an amount of Euro 2,250 million and an average life of 6.24 years.
    Moreover, ENDESA significantly strengthened its financial structure through the preferred notes issue of ENDESA Capital Finance LLC for an amount of Euro 1,500 million, resulting in an increase of the minority interests and a decrease of the net debt for the same amount.
    Liquidity of ENDESA in Spain on March 31st 2003 amounted to Euro 4,926 million, that is, more than the ENDESA debt maturing in Spain in the following two years.
    Latin America wise, ENERSIS and ENDESA Chile agreed with SCH, BBVA Dresdner Bank and Citibank the terms of the refinancing of their total bank debt for an amount of US dollar 2,330 million. The new loan, with an average life of 3.75 years, is currently under syndication process.
    Moreover, in the second quarter 2003, ENERSIS and ENDESA Chile will receive the proceeds of the previously agreed sales of Rio Maipo, Canutillar hydro power plant and the transmission assets of the interconnected system of Rio Grande, amounting to US dollar 454 million.
    For additional information please contact Jacinto Pariente, North America Investor Relations Office, telephone # 212 750 7200
    http://www.endesa.es

    CONTACT: ENDESA
             North America Investor Relations Office
             Jacinto Pariente, 212/750-7200